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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  ------------

                           For the Month of March 2003

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F               40-F   X
                              -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes:                No:   X
                              -----              -----
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation

                                      By:   /s/ ANTHONY F. HOLLER
                                          --------------------------------------

                                      Anthony F. Holler, Chief Executive Officer

Date: March 10, 2003
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[COMPANY LOGO OMITTED]                                      1510-800 West Pender
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 2V6

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314

                  www.idbiomedical.com

For Immediate Release

            ID BIOMEDICAL DEVELOPS VACCINE MANUFACTURING TECHNOLOGY

VANCOUVER, BC - MARCH 10, 2003 - ID Biomedical announced today that it has developed a proprietary and scaleable method to manufacture protein antigens, the active ingredients of the Company's subunit vaccines. The recombinant protein cloning and expression system, referred to as ID-CX5, has been used to efficiently produce large quantities of highly purified proteins. Demonstrations of high-level yield and consistency in production have enabled ID Biomedical to transfer the technology to the Good Manufacturing Practices (GMP) production of the protein antigens that comprise the subunit StreptAvax(TM) vaccine. Proteins produced from this platform have been integrated into the Company's current Phase II Clinical Trial of the StreptAvax vaccine.

The Company has tested the ID-CX5 platform technology in the high yield production of several different recombinant proteins, including the pilot manufacture of a recombinant Plague antigen. Results from these studies proved to be a key competitive advantage in the Company's successful bid to become the GMP supplier of the subunit antigen component of a Plague vaccine being developed by Dynport Vaccine Corporation. ID Biomedical has filed U.S. and international patent applications to protect the technology.

"The development of this proprietary manufacturing technology for the commercial scale production of the active ingredients in subunit vaccines is very important to ID Biomedical," stated Anthony Holler, M.D., ID Biomedical's Chief Executive Officer. "This technology adds tremendous value to our products, particularly the StreptAvax vaccine, as it gives ID Biomedical an important tool in the process of scaling up manufacturing to commercial production levels. These types of proprietary assets will

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become an increasingly important factor in our overall commercialization and partnering strategies."


ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT,; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS;, AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.